

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 23, 2015

Mail Stop 4546

<u>Via E-mail</u>
Sean M. Healey
Chief Executive Officer and Chairman
Affiliated Managers Group, Inc.
777 South Flagler Drive
West Palm Beach, FL 33401

      Re: Affiliated Managers Group, Inc.
               Form 10-K for the Fiscal Year Ended December 31, 2014
               Filed February 23, 2015
               File No. 001-13459

Dear Mr. Healey:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

               Sincerely,

               /s/ Hugh West

               Hugh West
               Accounting Branch Chief
               Office of Financial Services